Exhibit 99.1

Forward Pharma ( NASDAQ:FWP ) Corporate Presentation September 11, 2017 2017© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer

2 Forward - Looking Statements Certain statements in this presentation may constitute “forward - looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements which contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential” . Forward - looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements . Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward - looking statements and include, among others, risks related to the following : the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc . and certain other parties thereto ; our ability to obtain, maintain, enforce and defend issued patents with royalty - bearing claims ; our ability to prevail in the interference proceeding after all appeals and obtain issuance of the ’ 871 application ; our ability to prevail in or obtain a favorable decision in the ‘ 355 European opposition proceedings, after all appeals ; the expected timing for key activities and an ultimate ruling in such legal proceedings ; the issuance and term of our patents ; future sales of Tecfidera ® , including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures ; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties ; and our ability to generate revenue from product sales in the U . S . directly or through an assignee of our U . S . co - exclusive license rights in the event Biogen does not obtain an exclusive license from us in the U . S . Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2016 . We are providing this information as of the date of this release and do not undertake any obligation to update any forward - looking statements contained in this presentation as a result of new information, future events or otherwise . 2017 © Forward Pharma A/S 2017© Forward Pharma A/S

3 Investment Highlights ▪ Tecfidera® (DMF) remains top - selling therapy for multiple sclerosis ▪ 2022 forecast to $4.46B in global sales ▪ US sales ~80%; ex - US sales ~20% ▪ FWP has IP - gated access to future royalties on Tecfidera® sales ▪ Irrevocable license to all DMF IP granted to Biogen in January 2017 ▪ Potential future royalties on Tecfidera® sales in US and EU dependent on upcoming legal decisions expected in 2017/2018 ▪ Top legal teams driving appeal of U.S. patent interference decision and European opposition proceeding ▪ Business optimized to support ongoing IP strategy and continuing obligations per settlement & license agreement ▪ Capital reduction and shareholder distribution of EUR 917.7 M effected September 2017 2017© Forward Pharma A/S

Share Value Drivers under the Settlement and License Agreement

Tecfidera® Global Sales

Actual $4 B (2016)

Expected ~$4.5 B (2022)[1]


Tecfidera® US sales (~80%)
Tecfidera® ex-US sales (~20%)
Forward Pharma Working Capital
Potential Royalties from US sales of Tecfidera®
Potential Royalties from ex-US sales of Tecfidera®

1. Analyst consensus estimates, EvaluatePharma, May 2017. Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described in detail.

2017© Forward Pharma A/S

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5 Timeline for IP litigation in U.S. and Europe 2017© Forward Pharma A/S Forward Pharma Notice of Appeal May 30, 2017 Oct 16, 2017 Q1/2 - 2018 Sep 5, 2017 Expected Decision Forward Pharma Appeal Brief Expected Oral Argument Forward Pharma Reply Brief Biogen Responsive Brief Q4 - 2017/ Q1 - 2018 Oct 30, 2017 40 days after Forward Pharma Appeal Brief 14 days Dates represent estimates; a green tick mark signifies actual date of completed event. Documents for the US appeal can be located through https://ecf.cafc.uscourts.gov/ and for the European Opposition through https://register.epo.org/regviewer * Possibility for appeal of Opposition Decision to the Technical Board of Appeal, with conclusion in an additional 2 - 3 years. Filing of Opposition Motions Opposition Hearing w/ Expected Decision* Nov 29, 2017 Jan 29 - 30, 2018 Federal Circuit Appeal of Interference ‘355 Opposition Proceedings

6 Risk - Reward guides choice of therapy in MS 2017© Forward Pharma A/S Increasing Burden of Treatment Increasing Efficacy Autologous Stem Cell Transplantation Dimethyl Fumarate Glatiramer Acetate Interferon - B Teriflunomide Daclizumab Ocrelizumab Natalizumab JC Negative Natalizumab JC Positive Alemtuzumab Mitoxantrone Fingolimod Adapted from Coles A, Newer therapies for multiple sclerosis. Ann Indian Acad Neurol 2015;18, Suppl S1:30 - 4

7 Factors Influencing Future Tecfidera® Sales ▪ Regulatory Data Exclusivity and Patent Protection ▪ Settlement and License Agreement adds Forward Pharma IP ▪ Launch of Ocrevus ® ▪ Based on analyst reports and interviews with EU and US KOLs, Ocrevus ® is initially converting later stage patients on injectables and adding a Progressive MS market ▪ Potential Generic Fingolimod and additional S1P modulators 2017© Forward Pharma A/S Tecfidera® Gilenya ® Aubagio ® Oral Multiple Sclerosis Launches

8 Gating Events for Royalties on Tecfidera® Sales 2017© Forward Pharma A/S The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, a nd qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward’s website. Potential investors and current shareholder s a re strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2016. US Ex - US If we prevail in the EP’355 Opposition, including any appeals, and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF If we prevail after all appeals to the Federal Circuit in the Interference Proceeding and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF US Royalties as described on next slide Ex - US Royalties as described on next slide Gating event Gating event

9 Potential Royalty Rates on Tecfidera® Sales 2017© Forward Pharma A/S HSR antitrust clearance Exclusive license (a) Subject to, among other things, expiration or invalidation of the patents or impact of generic entry (b) Royalties payable on a country - by - country basis on DMF - containing products indicated for MS that, but for the License Agreement, would infringe a Forward licensed patent Royalty ( a,b ) Yes No Backup Scenario: January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20% Co - exclusive license January 1, 2023 and after: 1% FWP retains right to develop and commercialize or outlicense FP187 or another DMF - containing formulation, on one occasion only, to a single third party Royalty ( a,b ) Ex - US US Exclusive license Royalty ( a,b ) January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20%

10 USPTO Interference Proceeding ▪ Interference declared April 13, 2015 A patent interference is an administrative proceeding at the USPTO used to determine which party is the first to invent a common invention claimed by both parties. ▪ Forward awarded “Senior Party” status The Senior Party has the earliest effective filing date to the common invention; entitled to the presumption that it is the first inventor. ▪ On March 31, 2017, the USPTO PTAB ruled in favor of Biogen Without addressing which party was the first to invent the common invention claimed by both parties, the PTAB concluded that the Forward patent application did not have sufficient written description support for the claimed invention. ▪ Forward is appealing the ruling to the U.S. Court of Appeals for the Federal Circuit Specialist team led by Kathleen Sullivan from Quinn Emanuel Urquhart & Sullivan, LLP. Forward Pharma Opening Brief filed on September 5, 2017. Should the Forward appeal be successful, the interference will be returned to the USPTO to resume the interference proceeding. After completion of the interference proceeding, a further appeal to the U.S. Court of Appeals is possible. 2017© Forward Pharma A/S

11 European EP‘355 Opposition Proceedings ▪ EP2801355 patent granted by European Patent Office (EPO) on May 20, 2015 ▪ Subject to several oppositions filed with the EPO by third parties (including Biogen) ▪ The first instance hearing of the Opposition Proceedings in the EPO has been scheduled for January 29 - 30, 2018 Opposition Division typically issues decision at the conclusion of the Opposition Hearing, with more detailed reasons for the decision being issued in written form later. Possibility for appeal of Opposition Decision to the Technical Board of Appeal, with conclusion in an additional 2 - 3 years. 2017© Forward Pharma A/S

12 Capital Reduction Executed in September ▪ Decision was based on a careful evaluation of the most appropriate capital allocation strategy after receipt of the non - refundable $ 1.25 billion cash fee from Biogen ▪ EUR 19.45 per share returned to shareholders ▪ EUR 917.7 M in total ▪ The capital reduction is the final step of the organizational transformation to align the amount of working capital with the adjusted business activities following the Settlement and License Agreement with Biogen. 2017© Forward Pharma A/S Strategic Focus on IP Litigation Organizational Adjustment Capital Reduction

Share Value Drivers under the Settlement and License Agreement

FORWARD PHARMA

Tecfidera® Global Sales
Actual $4 B (2016)
Expected ~$4.5 B (2022)[1]



Tecfidera® US sales (~80%)
Tecfidera® ex-US sales (~20%)
Forward Pharma Working Capital
Potential Royalties from US sales of Tecfidera®
Potential Royalties from ex-US sales of Tecfidera®

1. Analyst consensus estimates, EvaluatePharma, May 2017. Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk-adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20-F for the year ended December 31, 2016, where risk factors are identified and described in detail.

2017© Forward Pharma A/S
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14 Upcoming Events ▪ Upcoming qualifiers for future royalty from Tecfidera® sales ▪ Appeal of U.S. PTAB interference decision to Federal Circuit ▪ Expected Oral Argument – Q4 2017/Q1 2018 ▪ Expected Decision – Q2 2018 ▪ European EP‘355 opposition ▪ Opposition Hearing with expected decision – January 29 - 30, 2018 ▪ Expected Written Decision with arguments – Q2 2018 2017© Forward Pharma A/S

15 Contact 2017© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer Forward Pharma Investor Relations investors@forward - pharma.com